EXHIBIT 3.2

SPECTRUM GROUP INTERNATIONAL, INC.
AMENDMENT TO BYLAWS

The following resolutions of the Board set forth the Amendment to the Bylaws effective Nov. 12, 2012:

RESOLVED, that, pursuant to the Board's authority under Article 9 of the Certificate of Incorporation of Spectrum Group International, Inc. to amend the Company's By-laws, the Board hereby amends the By-Laws of Spectrum Group International, Inc. by striking the current provision of Article 2.2 (captioned “Classified Board”) and Article 2.3 (captioned “Changes in Number”) and inserting in their stead the following:

2.2       Term of Office.  At each annual meeting of stockholders, each directors will be elected to hold office for a term extending until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation, removal from office, or death.

2.3       Changes in Number.  Any change in the authorized number of directors will not increase or shorten the term of any director, and any decrease will become effective only as and when the term or terms of office of the directors affected thereby expire, or a vacancy or vacancies occurs.

RESOLVED FURTHER, that the Board hereby amends the By-Laws of Spectrum Group International, Inc. by amending the current provision of Article 2.11 (captioned “Removal of Directors”) by striking, in the first sentence thereof, the phrase “any director or class” and replacing it with the phrase “any director”.